UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
QUIXOTE CORPORATION
(Name of Subject Company (Issuer))
THP MERGER CO.
(Offeror)
a wholly-owned subsidiary of
TRINITY INDUSTRIES, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror issuer or other person))
Common Stock, $0.01-2/3 par value per share (including the associated
Series C Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
749056107
(CUSIP Number of Class of Securities)
S. Theis Rice
Chief Legal Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207
Telephone: (214) 631-4420
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Mary R. Korby, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
(214) 746-7700
CALCULATION OF FILING FEE

Transaction Valuation*	Amount or Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None Form of Registration No.: Not Applicable	Filing Party: Not Applicable Date Filed: Not Applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     The pre-commencement communications filed under cover of this Schedule TO relate to a planned tender offer by THP Merger Co. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Trinity Industries, Inc., a Delaware corporation (“Trinity”), to purchase all outstanding shares of Common Stock, $0.01-2/3 par value per share (including the associated preferred stock purchase rights, the “Shares”), of Quixote Corporation, a Delaware corporation (“Quixote”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of December 30, 2009, by and among Trinity, the Purchaser and Quixote.
     The tender offer described in this filing has not yet commenced, and this filing is neither an offer to purchase nor a solicitation of an offer to sell securities of Quixote. At the time the tender offer is commenced, Trinity and the Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and related tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”), and Quixote intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Trinity, the Purchaser and Quixote intend to mail these documents to the stockholders of Quixote. These documents will contain important information about the tender offer, including the various terms of, and conditions to, the tender offer, and stockholders of Quixote are urged to read them carefully and in their entirety before making any decision to tender securities in the planned tender offer. When available, the Tender Offer Statement, as well as the Solicitation/Recommendation Statement, will be made available to Quixote’s stockholders at no expense to them and will also be available at no charge on the SEC’s website at www.sec.gov.
Item 12. Exhibits.

Exhibit No.	Description

99.1	Text of Joint Press Release of Trinity Industries, Inc. and Quixote Corporation, dated December 30, 2009.

99.2	Text of Form Letter from Trinity Industries, Inc. to Trinity Highway Product Customers, dated December 30, 2009.

99.3	Text of Form Letter from Trinity Industries, Inc. to Employees of Quixote Corporation, dated December 30, 2009.

99.4	Text of Form Email to Trinity Highway Product Employees, dated December 30, 2009.

Exhibit Index

Exhibit No.	Description

99.1	Text of Joint Press Release of Trinity Industries, Inc. and Quixote Corporation, dated December 30, 2009.

99.2	Text of Form Letter from Trinity Industries, Inc. to Trinity Highway Product Customers, dated December 30, 2009.

99.3	Text of Form Letter from Trinity Industries, Inc. to Employees of Quixote Corporation, dated December 30, 2009.

99.4	Text of Form Email to Trinity Highway Product Employees, dated December 30, 2009.